UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
814-00149	November 18, 2005

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
WV	WI	WY	Puerto Rico
Other (specify):

3.	Exact name of investment company as specified in registration statement:

American Capital Strategies, Ltd.

4.	Address of principal executive office (number, street, city, state, zip code):

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of American Capital Strategies, Ltd. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 18, 2005, and from June 30, 2005 through November 18, 2005.

Based on this evaluation, we assert that the Company was in material compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 18, 2005, and from June 30, 2005 through November 18, 2005, with respect to securities reflected in the investment account of the Company.

American Capital Strategies, Ltd.

By:	/s/ John R. Erickson
John R. Erickson
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Capital Strategies, Ltd.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Capital Strategies, Ltd. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of November 18, 2005. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 18, 2005, and with respect to agreement of security purchases and sales, for the period from June 30, 2005 (the date of our last examination), through November 18, 2005:

•	Count and inspection of all securities held by PNC Bank, N.A in Riverdale, Maryland and Wells Fargo Bank, N.A, in Minneapolis, Minnesota, without prior notice to management;

•	Confirmation of all securities held by Bank of New York in New York, New York

•	Reconciliation of all such securities to the books and records of the Company and the Custodians; and

•	Agreement of 17 security purchases and 13 security sales or maturities since our last report from the books and records of the Company to related agreements and supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that American Capital Strategies, Ltd. materially complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 18, 2005, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of American Capital Strategies, Ltd. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

McLean, Virginia

March 7, 2006